July 31, 2013

Via EDGAR

Mr. Kevin Woody

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             General Growth Properties, Inc.

Form 10-K for the year ended December 31, 2012 (the “Form 10-K”)

Filed February 28, 2013

File No. 001-34948

Dear Mr. Woody:

I am writing on behalf of General Growth Properties, Inc. (the “Company”, “we”, “GGP” or “our”) in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (“the Commission”) contained in your correspondence dated July 18, 2013.  The headings and page numbers below from the Company’s Annual Report on Form 10-K correspond to the headings and page numbers referenced in your letter.  In addition, for your convenience, I have reproduced your comments in this letter and included our responses directly below each comment. Capitalized terms not defined herein shall have the meanings given to them in the Company’s periodic reports.

Managements’ Discussion and Analysis of Financial Condition and Results of Operations, page 33

1.              Please include a discussion of your improvements including a breakdown of these expenditures between new development, redevelopment/renovations, tenant allowances and other capital expenditures by year and a discussion of significant fluctuations between years.  Lastly, please disclose the amount of soft costs for interest and payroll expenditures capitalized for all periods presented with a narrative discussion of significant fluctuations.

Response:  For the information of the Staff, the Company notes that on page 43 of the Company’s Annual Report on Form 10-K there are disclosures regarding “Redevelopments” and “Capital Expenditures”, including expenditures to date on redevelopment projects.  However, in future periodic Exchange Act reports, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, we will expand the discussion within Managements’ Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) to include a breakdown of these expenditures between new development, redevelopment/renovations, tenant allowances and other capital expenditures for the periods presented; and we will include a discussion of significant fluctuations between periods.   Also, in future periodic Exchange Act reports, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, we will disclose the amount of soft costs for capitalized interest and capitalized internal costs associated with leasing and development overhead for all periods presented with a narrative discussion of significant fluctuations.

Consolidated Statements of Operations and Comprehensive Loss, page F-8

2.              We note that you have included dividends declared per share on the face of your Consolidated Statements of Operations and Comprehensive Loss versus in the notes to your financial statements.  Tell us how your disclosure complies with the guidance in paragraph 260-10-45-5 of the FASB Accounting Standards Codification.

Response:   We note the Staff’s comment and after reviewing Accounting Standards Codification (“ASC”) 260-10-45-5, the Company will remove dividends per common share from the Consolidated Statements of Operations and Comprehensive Loss in future Annual Reports on Form 10-K.  However, the Company believes that under Regulation S-X 10-01(b)(2) this information is required to be shown on the face of the Consolidated Statements of Operations and Comprehensive Loss in interim periods.

Acquisitions of Operating Properties, page F-15

3.              Please disclose your policies regarding the amortization of below market tenant lease intangibles, including the effect of below market renewal options.

Response:  We acknowledge the Staff’s comment and note that we amortize below market tenant lease intangibles over the remaining non-cancelable term of the respective lease, including significantly below market renewal options for which exercise of the renewal option appears to be reasonably assured.  We assess whether such below market renewal options are reasonably assured of being exercised based upon an assessment of several factors, including: (i) the monetary extent to which the renewal option is below market; (ii) management’s historical industry experience; and (iii) the individual tenant.  Therefore, in future periodic Exchange Act reports, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, the Company will include expanded disclosure of our policies regarding the amortization of below market tenant lease intangibles, including the effect of below market renewal options.  Our disclosure will be as follows:

Identifiable intangible assets and liabilities are calculated for above-market and below-market tenant and ground leases where we are either the lessor or the lessee. The difference between the contractual rental rates and our estimate of market rental rates is measured over a period equal to the remaining non-cancelable term of the leases, including significantly below market renewal options for which exercise of the renewal option appears to be reasonably assured.

The remaining term of leases with renewal options at terms significantly below market reflect the assumed exercise of such below market renewal options and assume the amortization period would coincide with the extended lease term.

Note 10 Warrant Liability, page F-41

4.              We note your January 2013 transactions to re-acquire approximately 49.1 million warrants.  Please tell us whether or not these warrants are effectively retired by your purchase transaction.  Additionally, tell us how you have accounted for the acquisition transaction including the difference between the amount paid and the fair value of the associated liability.  Please cite any accounting literature relied upon by management.

Response:  We acknowledge the Staff’s comment and note that, as disclosed on page F-41 of the Company’s Annual Report on Form 10-K, on January 28, 2013 GGP Limited Partnership (“GGPLP”), a consolidated subsidiary of GGP, acquired the Warrants held by Fairholme and Blackstone.  Prior to the acquisition by GGPLP, the Warrants were recorded as a liability in our Consolidated Balance Sheets.

The guidance at ASC 405-20-40-1 related to the extinguishment of a liability indicates that the liability shall be derecognized if it has been extinguished, and such liability is considered extinguished if the debtor pays the creditor and is relieved of its obligation.  Payment to the creditor includes reacquisition by the debtor of its outstanding debt securities whether the securities are cancelled or held as so called treasury bonds.  Therefore, the Warrant liability was considered extinguished on January 28, 2013 when GGPLP acquired the Warrants.  The guidance at ASC 470-50-40-4 related to the extinguishment of convertible debt, used by analogy, states that the extinguishment does not change the character of the security between debt and equity at the time, and therefore, a difference between the cash acquisition price of the debt and its net carrying amount shall be recognized in income in the period of extinguishment.  Therefore, as disclosed on page F-41 of the Company’s Annual Report on Form 10-K, the difference between the amount paid by GGPLP and the fair value of the associated Warrant liability at December 31, 2012 was recognized into earnings during the quarter ended March 31, 2013 as the extinguishment occurred during that interim period.

Subsequent to the Warrant acquisition, as disclosed in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, GGPLP exercised the Warrants on March 26, 2013 and was issued 27.5 million shares of GGP stock in conjunction with the exercise. Therefore, this transaction was eliminated in the preparation of our Consolidated Financial Statements.   The exercise by GGPLP legally extinguished the Warrant liability.

In accordance with the guidance at ASC 505-30-30-6, the Company has elected to account for the shares issued to GGPLP as a result of the exercise of the Warrants as retired stock.  Page 24 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 disclosed that the GGP common stock was held by GGPLP and therefore considered issued but not outstanding.

Note 12 Equity and Redeemable Noncontrolling Interests, Page F-43

5.              Please tell us and disclose in future filings what provision or terms related to ownership of the common units by minority interests has required you to classify such units as redeemable noncontrolling interests.

Response:  We classify as redeemable noncontrolling interests those securities for which there is the possibility that we could be required to redeem the security for cash or other assets upon the occurrence of an event that is not solely within the control of the Company,  irrespective of the probability of such event in accordance with ASC 480-10 and Rule 5-02.28 of Regulation S-X.  In future periodic Exchange Act reports, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, the Company will include a disclosure regarding the classification of common units as redeemable noncontrolling interests.  Our disclosure will be as follows:

The minority interest related to the common and preferred units of the Operating Partnership are presented as redeemable noncontrolling interests in our Consolidated Balance Sheets since it is possible we could be required, under certain events outside of our control, to redeem the securities for cash by the holders of the securities.

Note 18 Litigation, pages F-52 to F-54

6.              Please disclose if there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made.  Please refer to ASC 450-20-50.

If you conclude that you cannot estimate the reasonably possible loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated.  Within your response, please include your proposed future disclosure.

Response:  We acknowledge the Staff’s comments and note that members of our internal legal and financial teams quarterly evaluate the status of legal matters in determining the probability of the incurrence of a loss and whether a loss is reasonably possible and estimable, along with evaluating the quarterly disclosures regarding such matters for compliance with ASC 450-20-50. We consider the facts and the applicable laws, and obtain the opinion of counsel, if applicable, in order to make this determination on a case by case basis.

With respect to our “Default Interest” litigation, we note in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, that such litigation was settled for the amount previously recognized and disclosed.

With respect to our “Tax Indemnification Liability” litigation, in future periodic Exchange Act reports, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, we will expand the disclosure to include the following:

As a result of our consideration of the risks associated with this matter as well as discussions with counsel, the Company believes that the aggregate liability recorded of $325.2 million represents management’s best estimate of our liability as of June 30, 2013 and that the probability that we will incur a loss in excess of this amount is remote.

With respect to our “Urban Litigation”, we believe we cannot reasonably estimate a possible range of potential loss due to (i) the broad spectrum of remedies which may be available to the Court in the event of an adverse ruling, which may include both monetary and non-monetary injunctive relief; (ii) the fact that the imposition of non-monetary relief could eliminate certain categories of damages claims; (iii) the difficulties at the current stage of the litigation of determining potential exposure related to each of the defendants in the matter. Therefore, in future periodic Exchange Act reports, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, we will expand the disclosure to include the following:

As a result of our consideration of the risks associated with this matter as well as discussions with counsel, the Company has concluded that it cannot reasonably estimate a possible range of potential loss related to the Urban Plaintiffs’ lawsuit due to the broad spectrum of monetary and non-monetary remedies which may result from the outcome of the matter and the difficulty in calculating and allocating damages (if any) among the defendants.  Therefore, no liability has been accrued and no range of loss has been disclosed as of June 30, 2013.

The Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please contact me at 312-960-5044 if you have any questions about the foregoing, or if you would like to further discuss any of the matters raised in this response letter.

Sincerely,

/s/ Michael Berman

Michael Berman
Chief Financial Officer